

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 13, 2006

Mr. H.P. Mechler
Chief Financial Officer
Imperial Sugar Company
One Imperial Square
8016 Highway 90-A, P.O. Box 9
Sugar Land, Texas 77487-0009

>   **Re: Imperial Sugar Company**
>   **Form 10-K for Fiscal Year Ended September 30, 2005**
>   **Filed December 14, 2005**
>   **Form 10-Q for Three Months Ended December 31, 2005**
>   **Filed January 31, 2006**
>   **File No. 000-16674**

Dear Mr. Mechler:

       We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

General

1.   Please correct your Commission File No. on your future filings to indicate the file
        number 000-16674, as reflected in the EDGAR database.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13

Fiscal Year Ended September 30, 2004 – Continuing Operations, page 16

2.   We note you disclose that your interest expense decreased $1 million in fiscal
        2004. However, your explanation for the variance appears to indicate that an
        increase in interest expense occurred in fiscal 2004. Please revise your
        explanation to explain the reasons for your interest expense decrease in fiscal
        2004.

3.   Please revise your disclosure to state that the detail of your provision for income
        taxes is provided in Note 6, instead of Note 7, to the Consolidated Financial
        Statements.

Consolidated Statements of Cash Flow, page 35

4.   Tell us why you consider your "Cash Settlement of Derivatives" line item to be a
        non-cash adjustment to your operating cash flows. Additionally, please reconcile
        the $3.556 million amount on this line item to the $5.175 million amount on the
        "Change in Derivative Fair Value" line item, per your Consolidated Statements of
        Changes in Shareholders' Equity for fiscal 2005.

Notes to Consolidated Financial Statements, page 36

Note 1 – Accounting Policies, page 36

Stock Based Compensation, page 39

5.   It appears that you have omitted your expected dividend assumption in
        determining your estimate of the fair value of options, as required by SFAS 123.
        Please revise your disclosure to incorporate this assumption, if omitted, into your
        calculations. Additionally, expand your disclosure to include your assumption for
        expected dividends, to comply with SFAS 123, paragraph 47(d).

Note 7 – Employee Benefits, page 43

6.   We note that you recorded a $97,000 pension curtailment loss in the first quarter of fiscal 2006, related to your sale of Holly Sugar in September 2005. Please explain why you did not recognize such curtailment loss in fiscal 2005, in accordance with SFAS 88, paragraph 14.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

·   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Lily Dang at (202) 551-3867 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief